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August 14, 2006                                      VIA FAX ORIGINAL BY MAIL

Jill S. Davis
Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D. C. 20549-7410

Dear Ms. Davis:

RE:      CANADIAN NATURAL RESOURCES LIMITED
         FORM 40-F FOR FISCAL YEAR ENDED DECEMBER 31, 2005
         FILED APRIL 5, 2006
         FILE NO. 333-12138

This letter is in response your letter dated August 1, 2006. We will address each of the issues raised in your letter in the same order.

Canadian Natural Resources Limited acknowledges that:

    o The company is responsible for the adequacy and accuracy of the disclosure in the filing;
    o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) - FOOTNOTE 15 (B) DERIVATIVE FINANCIAL INSTRUMENTS

1. We have considered your comments regarding the adequacy of our disclosures pertaining to derivative financial instruments as they relate to the material variations in the principles, practices and methods used in preparing our Canadian GAAP financial statements from the principles, practices and methods generally accepted in the United States and in Regulation S-X. As a preface to our response, please be aware that we provided US GAAP readers with an understanding of the financial accounting for financial derivative instruments and hedging under Canadian GAAP through a direct footnote reference in footnote 15 (B) to our Canadian GAAP significant accounting policy footnote 1 (P) Risk Management Activities.

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         As  disclosed  in  footnote  1 (P),  for the  years in  question,  in accordance with Canadian GAAP, the Company did not give accounting recognition to derivative financial instruments formally designated as hedges. We did, however, record all non-designated derivative
         financial   instruments  at  fair  value  on  our  balance  sheet  in
         accordance   with  Canadian  GAAP,   which  is  consistent  with  the
         requirements under US GAAP.

         In footnote 15 (B), we described the general US accounting and reporting standards for derivative financial instruments under US GAAP, focusing on those items that differ from Canadian GAAP.

         While the narrative to Note 15 (B) did not provide a further breakdown and quantification of specific US GAAP differences created by each class of derivative financial instruments, we did summarize and quantify the net earnings and balance sheet impact on an overall basis in our tables to Note 15 reconciling our Canadian GAAP net earnings and balance sheet to US GAAP by direct cross-reference to
         Note 15 (B). Accordingly, we believe that our disclosures provided an appropriate reconciliation of our Canadian GAAP financial statements to US GAAP related to derivative financial instruments as at December 31, 2005 and the three years then ended, and we do not propose to make any amendments to our 2005 filing at this time.

         Notwithstanding the above, please be advised that effective January 1, 2007, we will be required to adopt new Canadian GAAP accounting standards for the accounting recognition of derivative financial instruments and hedging, which will substantially harmonize Canadian GAAP with US GAAP in this area. In connection with our transition to these new Canadian accounting standards, we will expand our Canadian GAAP disclosures as at December 31, 2006, and on an ongoing basis in 2007. Further, as we prepare our corresponding December 31, 2006 US GAAP reconciliation, we will also review our prior years' disclosures, with the intent of expanding our 2005 and 2004 comparative disclosures as appropriate.


EXHIBIT 1
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COSTS INCURRED IN OIL AND NATURAL GAS ACTIVITIES

2. As per your request, please be advised that the line item "Asset retirement costs" refers to asset retirement costs capitalized during the year related to the liability for future retirement obligations associated with the Company's property, plant and equipment. The line item "Actual retirement expenditures" refers to cash expenditures made to settle asset retirement obligations.

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         We have considered your comments with respect to the  presentation of the amounts related to asset retirement obligations within the above table in the SFAS 69 supplemental disclosures. Upon further review, we believe that the asset retirement costs included in the table are
         appropriate,   and   understand   your  comments  to  be  related  to
         presentation. However, we have concluded that the actual retirement expenditures should not have been included in the schedule in each of the years 2005, 2004 and 2003. Given that the actual retirement expenditures are separately disclosed, and as the amounts involved in each of the years 2005, 2004 and 2003 are insignificant compared to total costs incurred on a percentage basis, we consider these items to be immaterial to our SFAS 69 disclosures taken as a whole. Accordingly, we respectfully request that the SEC not require us to revise our 2005 disclosures by amending our prior Form 40-F filing. We undertake to revise our SFAS 69 disclosures on a go-forward basis in our 2006 Form 40-F, as well as the prior period comparatives, to adjust for this item.


EXHIBITS 2 AND 3
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CERTIFICATIONS

3. Canadian Natural Resources Limited is a foreign private issuer as defined under the Securities Exchange Act of 1934 Rule 3b-4. We have reviewed your comments with respect to the wording of our certifications pursuant to Section 302. As you suggested, we also reviewed FAQ 11 of the Division of Corporation Finance Sarbanes-Oxley Act of 2002 - Frequently Asked Questions and Rule B(6) of General Instructions to Form 40F. In our review of the certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 we consider the wording matches the required wording set forth in the Act and of that under Rule B(6) as it pertains to a foreign private issuer. It is a requirement in the introductory line of the certification to identify the certifying officer. In our view, the inclusion of the title of the certifying officer in the introductory line is not an alteration of the wording of the certification and ensures clarity of the authority of the certifying officer.

         However, as your comment indicates that it is the view and preference of the SEC the title of the certifying officer should not be included in the introductory line, we will, in future filings name the certifying officer in the introductory line and state the title of the certifying officer only under the signature of the certifier.


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We trust we have  explained  to your  satisfaction  the points  raised in your letter resulting from your review of the Form 40-F and the reasons why we do not believe an amendment to the prior filing is warranted, but reiterate our agreement that we will revise our disclosures to address the issues you have raised in future filings.


Yours truly,

CANADIAN NATURAL RESOURCES LIMITED



SIGNED: "DOUGLAS A. PROLL"
Douglas A. Proll
Chief Financial Officer and
Senior Vice-President, Finance






                      Canadian Natural Resources Limited
       Suite 2500, 855 - 2nd Street SW Calgary, Alberta, Canada T2P 4J8
            T 403.517.6700        F 403.517.7350       www.cnrl.com